Exhibit 77C

The Annual Meeting of Stockholders of the AllianceBernstein Income Fund, Inc. was held on March 28, 2007 and adjourned to May 4, 2007. At the May 4, 2007 Meeting, each proposal was approved by stockholders.

A description of each proposal and number of shares voted at the meeting are as follows:

1. Election of Directors.

Class One (terms expire in 2010)

Director Nominee	Voted For	Authority Withheld

John H. Dobkin		214,001,916		4,502,400
Michael J.Downey	214,100,931		4,403,385
Nancy P. Jacklin	214,133,810		4,370,506

Class Three (terms expire in 2009)

Director Nominee	Voted For	Authority Withheld

Earl D. Weiner		214,041,885		4,462,431